PROSPECTUS

                                                                 RULE 424(b)(3)

                                3,998,967 Shares

                     SOUTHWEST BANCORPORATION OF TEXAS, INC.

                                  COMMON STOCK

     This prospectus relates to the periodic offer and sale of up to 3,998,967 shares of common stock of Southwest Bancorporation of Texas, Inc., a Texas corporation, for the account of certain selling shareholders named under the caption "Selling Shareholders." This offering of shares will terminate on or before December 31, 2002.

     Our common stock is listed for trading on The NASDAQ Stock Market ("NASDAQ") under the trading symbol "SWBT." On January 12, 2001, the last reported sale price of our common stock on NASDAQ was $44.00 per share. The shares covered by this prospectus may be sold at market prices prevailing at the time of sale or at negotiated prices. We will not receive any of the proceeds from the sale of the shares by the selling shareholders. Each shareholder named in this prospectus acquired his shares pursuant to an Agreement and Plan of Merger by and between us and Citizens Bankers, Inc. dated as of October 16, 2000 and/or a related Purchase Agreement by and among us, Southwest Bank of Texas, N.A., and Citizens Bankers Limited Partnership and Baytown Land I, Ltd. dated November 9, 2000. Under those agreements, we agreed to pay all expenses of registration of the sale of the shares covered by this prospectus, estimated at $55,000, but the selling shareholders will pay all brokerage commissions.

     The address of our executive offices is 4400 Post Oak Parkway, Houston, Texas 77027, and our telephone number is (713) 235-8800.

                                 ---------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                 ---------------

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ---------------

     No person has been authorized to give any information or to make any representation contained or incorporated by reference in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities other than the common stock offered by this prospectus, or an offer to sell or a solicitation of an offer to buy the common stock in any jurisdiction to or from any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

--------------------------------------------------------------------------------

                   The date of this prospectus is January 16, 2001.

                                TABLE OF CONTENTS

                                                                        PAGE
ABOUT THIS PROSPECTUS.....................................................2
WHERE YOU CAN FIND MORE INFORMATION.......................................2
RISK FACTORS..............................................................3
THE COMPANY...............................................................4
USE OF PROCEEDS...........................................................4
SELLING SHAREHOLDERS......................................................5
PLAN OF DISTRIBUTION......................................................7
LEGAL MATTERS.............................................................8
EXPERTS...................................................................8

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, the selling shareholders may offer from time to time up to 3,998,967 shares of our common stock. You should read this prospectus together with additional information described under the heading "Where You Can find More Information."

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC").
Our SEC filings are available to you over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C.
20549, and at the regional offices of the SEC located at 7 World Trade
Center, Suite 1300, New York, New York 60661 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We also file this information with the NASDAQ
Stock Market. These reports, proxy statements and other information may be read and copied at its offices at 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until all of the securities described in this prospectus are sold.

         - Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

         - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000;

         - Our Current Reports on Form 8-K filed with the SEC on March 7, 2000, October 17, 2000 and December 29, 2000; and

         - The description of our common stock contained in our Prospectus dated January 27, 1997, which description is included in our Registration Statement on Form S-1 (Registration Statement No. 333-16509).

         You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or telephoning us at the following address or telephone number:

                  Controller
                  Southwest Bancorporation of Texas, Inc.
                  4400 Post Oak Parkway
                  Houston, Texas 77027
                  (713) 235-8800

                                  RISK FACTORS

         Prospective purchasers of the common stock covered by this prospectus should carefully review the information contained elsewhere or incorporated by reference in this prospectus and should particularly consider the following matters. This prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "anticipates," "intends," "plans," "seeks" or "estimates" or the negative thereof or other variations thereon or comparable terminology. No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors, such as the general state of the economy, could also cause actual results to vary materially from the future results covered in such forward-looking statements.

OUR SUCCESS IS DEPENDENT TO A SIGNIFICANT EXTENT UPON GENERAL ECONOMIC CONDITIONS IN THE HOUSTON METROPOLITAN AREA.

         The banking industry in Texas and Houston is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond our control. During the mid-1980's, severely depressed oil and gas prices materially and adversely affected the Texas and Houston economies, causing recession and unemployment in the region and resulting in excess vacancies in the Houston real estate market and elsewhere in the state. Since 1987, the local economy has improved in part due to its expansion into non-energy related industries. As the Houston economy has diversified away from the energy industry, however, it has become more susceptible to adverse effects resulting from recession in the national economy. Economic recession over a prolonged period of time in the Houston area could cause significant increases in nonperforming assets, thereby causing operating losses, impairing liquidity and eroding capital. There can be no assurance that future adverse changes in the local economy would not have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

OUR EARNINGS DEPEND TO A SUBSTANTIAL EXTENT ON "RATE DIFFERENTIALS".

         Our earnings depend to a substantial extent on "rate differentials," i.e., the differences between the income we receive from loans, securities and other earning assets, and the interest expense we pay to obtain deposits and other liabilities. These rates are highly sensitive to many factors which are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. For example, in an expanding economy, loan demand usually increases and the interest rates charged on loans usually increase. Increases in the discount rate by the Federal Reserve Board usually lead to rising interest rates, which affect our interest income, interest expense and securities portfolio. Also, governmental policies such as the creation of a tax deduction for individual retirement accounts can increase savings and affect our cost of funds. From time to time, maturities of assets and liabilities are not balanced, and a rapid increase or decrease in interest rates could have an adverse effect on our net interest margin and results of operations. The nature, timing and effect of any future changes in federal monetary and fiscal policies on us and our results of operations are not predictable.

THE BANKING INDUSTRY IS HIGHLY COMPETITIVE

         The banking industry is highly competitive, and our profitability depends principally upon our ability to compete in the Houston metropolitan area. In addition to competing with other commercial and savings banks and savings and loan associations, we compete with credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and governmental organizations that may offer subsidized financing at lower rates than those we offer. Many of our competitors have significantly greater financial and other resources than ours. Although we have been able to compete effectively in the past, no assurance can be given that we will continue to be able to compete effectively in the future. Various legislative acts in recent years have led to increased competition among financial institutions. It is possible for the United States Congress to enact legislation that may further increase competitive pressures on us. Competition from both financial and non-financial institutions is expected to continue.

BANK HOLDING COMPANIES AND BANKS OPERATE IN A HIGHLY REGULATED ENVIRONMENT

         Bank holding companies and banks operate in a highly regulated environment and are subject to extensive supervision and examination by federal and state regulatory agencies. We are subject to the Bank Holding Company Act of 1956, as amended, and to regulation and supervision by the Federal Reserve Board. Our subsidiary, Southwest Bank of Texas National Association ("SW Bank"), as a national banking association, is subject to regulation and supervision by the Office of the Comptroller of the Currency (the "OCC") and, as a result of the insurance of its deposits, the Federal Deposit Insurance Corporation. These regulations are intended primarily for the protection of depositors, rather than for the benefit of investors. Southwest Bancorporation of Texas, Inc., a Texas corporation ("Southwest"), and SW Bank are subject to changes in federal and state law, as well as changes in regulation and governmental policies, income tax laws and accounting principles. The effects of any potential changes cannot be predicted but could adversely affect the business and operations of Southwest and SW Bank in the future.

         Federal Reserve Board policy requires a bank holding company such as Southwest to serve as a source of financial strength to its banking subsidiaries and commit resources to their support. The Federal Reserve Board has required bank holding companies to contribute cash to their troubled bank subsidiaries based upon this "source of strength" regulation, which could have the effect of decreasing funds available for distributions to shareholders.

         Our principal source of funds is cash dividends from SW Bank. The payment of dividends by SW Bank to Southwest is subject to restrictions imposed by federal banking laws, regulations and authorities. Without approval of the OCC, dividends in any calendar year may not exceed SW Bank's total net profits for that year, plus its retained profits for the preceding two years, less any required transfers to capital surplus or to a fund for the retirement of any preferred stock. In addition, a dividend may not be paid in excess of a bank's cumulative net profits after deducting bad debts in excess of the allowance for loan losses. As of September 30, 2000, approximately $5.1 million was available for payment of dividends by SW Bank to Southwest under these restrictions without regulatory approval.

         The federal banking statutes also prohibit a national bank from making any capital distribution (including a dividend payment), if, after making the distribution, the institution would be "undercapitalized," as defined by statute. In addition, the relevant federal regulatory agencies also have authority to prohibit a national bank from engaging in an unsafe or unsound practice in conducting its business, as determined by the agency. The payment of dividends could be deemed to constitute such an unsafe or unsound practice, depending upon the financial condition of SW Bank. Regulatory authorities could also impose administratively stricter limitations on the ability of SW Bank to pay dividends to Southwest if such limits were deemed appropriate to preserve SW Bank's capital.

                                   THE COMPANY

         We are the bank holding company for SW Bank and the largest independent bank holding company headquartered in the Houston metropolitan area, Texas. Our principal executive offices are located at 4400 Post Oak Parkway, Houston, Texas 77027, and our telephone number is (713) 235-8800. For additional information regarding our company, see the documents specified in "Where You Can Find More Information."

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares covered by this prospectus.

                              SELLING SHAREHOLDERS

         The common stock covered by this prospectus is to be offered for the account of the following selling shareholders of our company:

                                         NUMBER OF SHARES                                    NUMBER OF SHARES OF
                                          OF COMMON STOCK        NUMBER OF SHARES OF      COMMON STOCK TO BE OWNED
                                          OWNED PRIOR TO        COMMON STOCK OFFERED         AFTER COMPLETION OF
    NAME OF SELLING SHAREHOLDER              OFFERING                 HEREUNDER                   OFFERING
------------------------------------    --------------------    ----------------------    --------------------------
Mack Bray                                               189                       189                -0-
D. Webster Brinkley                                   2,541                     2,541                -0-
Elayne D. Brunson                                    10,166                    10,166                -0-
Mary Catherine Stewart Butler                        50,025                    50,025                -0-
Citizens Bank & Trust Co.,
   Trustee for A.E. Jones                             5,083                     5,083                -0-
Citizens Bank & Trust Co.,
   Trustee for Mose Sumner                           10,166                    10,166                -0-
Citizens Bank & Trust Co.,
   Trustee for Robert Strickland
   By-Pass Trust                                     25,162                    25,162                -0-
Citizens Bank & Trust Co.
   Trustee for Robert Strickland
   Marital Deduction Trust                           76,505                    76,505                -0-
N.H. Conder                                          10,166                    10,166                -0-
Cotulla Partners, Ltd.                               36,175                    36,175                -0-
Jean Hedrick Darden                                  12,472                    12,472                -0-
Wanda Stewart Dedmon                                  2,541                     2,541                -0-
Deanna O. Echols                                      2,894                     2,494                400
JCE/CBI, Ltd.                                     1,726,893                 1,726,893                -0-
John C. Echols                                        3,495                     3,495                -0-
Andrew C. Echols                                     14,461                    14,461                -0-
John H. Echols                                       14,461                    14,461                -0-
Hugh A. Echols                                       14,461                    14,461                -0-
Mary Frances Fayle                                    2,541                     2,541                -0-
Mary Wheeler Floyd                                   12,472                    12,472                -0-
Julia Farned Gervais                                 10,166                    10,166                -0-
Bernie Giddings Testamentary
   Trustee                                            9,977                     9,977                -0-
William J. Gidley                                    10,166                    10,166                -0-
Diane W. Gillette                                     1,496                     1,496                -0-
John A. Gillette                                      1,496                     1,496                -0-
Lean L. Gillette                                      1,496                     1,496                -0-
Michael L. Gillette                                   1,496                     1,496                -0-
Robert L. Gillette                                    1,186                     1,186                -0-
John William Hartman                                 20,333                    20,333                -0-
Ted Hazelwood                                         2,259                     2,259                -0-
Tim Hazelwood                                         2,259                     2,259                -0-
Tom Hazelwood                                         2,259                     2,259                -0-
Johnnie G. Jennings                                  82,926                    82,926                -0-
Johnnie G. Jennings, Trustee,
   Rosemary Jennings Family Trust                    70,592                    70,592                -0-
Milton C. Kelley, Jr.                                25,417                    25,417                -0-
H.W. Kilpatrick III, M.D.                             6,354                     6,354                -0-
Ralph H. Kunz                                         6,777                     6,777                -0-
Charles Lee Liggett, Sr.                              6,425                     6,425                -0-
Scott P. Liggett                                      3,741                     3,741                -0-
Diane B. McCage                                       6,777                     6,777                -0-
Melanie Jane McCall                                   2,259                     2,259                -0-
Ted Hearn McCall, Jr.                                 2,259                     2,259                -0-
Conrad W. Magouirk                                   10,166                    10,166                -0-
Katrinka Magourik                                    25,417                    25,417                -0-

                                        5

                                         NUMBER OF SHARES                                    NUMBER OF SHARES OF
                                          OF COMMON STOCK        NUMBER OF SHARES OF      COMMON STOCK TO BE OWNED
                                          OWNED PRIOR TO        COMMON STOCK OFFERED         AFTER COMPLETION OF
    NAME OF SELLING SHAREHOLDER              OFFERING                 HEREUNDER                   OFFERING
------------------------------------    --------------------    ----------------------    --------------------------
Carolyn S. Marriner                                  88,723                    88,723                -0-
Jennifer Manley                                       2,494                     2,494                -0-
Memorial Hermann Foundation                          24,944                    24,944                -0-
Tillman D. O'Brien III                                5,083                     5,083                -0-
John Oliver                                           9,977                     9,977                -0-
Rolland J. Pruett                                    10,166                    10,166                -0-
Bruce R. Riggs                                        1,496                     1,496                -0-
Jane G. Riggs                                         1,496                     1,496                -0-
Douglas E. Stewart                                   65,349                    65,349                -0-
Duncan Winston Stewart                               57,010                    57,010                -0-
Marcia F. Stewart                                     3,616                     3,616                -0-
Susan Stewart                                        68,484                    68,484                -0-
Marigrace Strickland                                 12,944                    12,944                -0-
Thera Holding Partners, Ltd.                      1,285,005                 1,285,005                -0-
Beverly Ann Valentino                                 2,259                     2,259                -0-
Ross Wheeler                                         12,472                    12,472                -0-
Eric Eugene Wooddell                                  1,247                     1,247                -0-

         On October 16, 2000, Southwest and Citizens Bankers, Inc. entered into an Agreement and Plan of Merger pursuant to which Citizens Bankers, Inc. was merged into Southwest on December 29, 2000, and the former shareholders of Citizens Bankers, Inc. received 3,893,846 shares of Southwest common stock in exchange for their shares of Citizens Bankers, Inc. In a related transaction, Southwest, SW Bank, Baytown Land I, Ltd. and Citizens Bankers Limited Partnership ("CBLP") entered into a Purchase Agreement dated November 9, 2000 pursuant to which SW Bank purchased the assets and assumed the liabilities of CBLP concurrently with the merger. As consideration for the asset purchase, Southwest issued 106,153 shares of its stock to CBLP and assumed approximately $4.4 million of liabilities of CBLP. CBLP thereupon distributed those shares to its partners and liquidated and dissolved. Substantially all of the partners of CBLP are also shareholders of Citizens Bankers, Inc. The former shareholders of Citizens Bankers, Inc. and the former partners of CBLP are the selling shareholders under this prospectus.

         Certain additional agreements were executed by Citizens, Southwest and others in connection with the merger agreement.

         EMPLOYMENT AGREEMENTS. Andrew C. Echols, Hugh A. Echols, John C. Echols, John H. Echols and Conrad W. Magouirk, each an officer or director of Citizens or one of its subsidiaries, have executed employment agreements with Southwest. Each of the employment agreements is for a three-year term except for the employment agreement with John C. Echols, which is for a one-year term. The contracts provide for a base salary, and all except the one for John C. Echols provide for a bonus at the discretion of the Compensation Committee of Southwest and a recommendation to the Compensation Committee to award stock options. The employees are entitled to other perquisites such as reimbursement of business and entertainment expenses and a car allowance. In addition, each employee is entitled to participation in all group benefit plans provided by Southwest and will generally be credited with past service for Citizens for purposes of the vesting of benefits under Southwest's plans. Each employment agreement includes a provision which prohibits the employee from competing with Southwest during the term of employment and, depending on the cause of termination of employment, for one year thereafter. The employment agreement with John C. Echols provides for an absolute noncompetition period of one year after termination of employment regardless of the cause of the termination.

         The chart below describes the basic compensation terms of each employment agreement with a selling shareholder who is a director of Citizens.

                                 Base                   Discretionary
         Name                   Salary                      Bonus            Discretionary Stock Option (Shares)
-----------------------     -----------------    ------------------------    -----------------------------------
Andrew C. Echols              $  138,750  (1)          $    34,687                         5,000
Hugh A. Echols                    88,800  (2)               17,760                         2,500
John C. Echols                    60,000                      --                            --
John H. Echols                   222,000  (3)              110,000                        10,000
Conrad W. Magouirk               244,755                    60,000                         5,000

-----------------------
(1) For a period of up to 120 days following the consummation of the merger, the base salary of Andrew C. Echols will be $216,400 or $18,033.33 per month.

(2) For a period of up to 120 days following the consummation of the merger, the base salary of Hugh A. Echols will be $122,900 or $10,241.67 per month.

(3) For a period of up to 120 days following the consummation of the merger, the base salary of John H. Echols will be $293,800 or $24,483.33 per month.

         AFFILIATE AGREEMENTS. Pursuant to the merger agreement, the directors and executive officers of Citizens and the principal shareholders of Citizens have entered into affiliate agreements with Southwest pursuant to which they have agreed, among other things, not to offer to sell, transfer or otherwise dispose of any shares of Southwest common stock acquired by them in the merger and the asset purchase until the publication of financial results covering at least 30 days of post-merger combined operations of Southwest and Citizens. Even after such publication, they have agreed not to dispose of Southwest common stock in violation of the Securities Act or the rules and regulations promulgated thereunder.

         DIRECTOR LETTER. In a letter to John H. Echols and Duncan W. Stewart, Southwest has agreed to increase its number of Class II and Class I directors by one position each and to elect John H. Echols and Duncan W. Stewart to fill such vacancies, respectively. Southwest has also agreed to nominate Messrs. Echols and Stewart for re-election to such positions at the annual meeting of shareholders in 2001. In the letter, SW Bank also agreed to elect Messrs. Echols and Stewart to its Board of Directors.

                              PLAN OF DISTRIBUTION

         As of the date of this prospectus, we have not been advised by the selling shareholders as to any plan of distribution. Distribution of the common stock by the selling shareholders, or by pledges, donees (including charitable organizations), transferees or other successors in interest, may be effected from time to time in one or more transactions (which may involve block transactions):

         - on any exchange (including the NASDAQ Stock Market) on which the common stock may from time to time be traded in transactions that may include special offerings and exchange distributions pursuant to and in accordance with the rules of such exchange,

         -    in the over-the-counter market,

         -    in underwritten transactions, or

         - in transactions otherwise than on such exchange or in the over-the-counter market, or in a combination of any such transactions.

         In connection with sales of the common stock hereunder, the selling shareholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders also may sell shares of common stock short and deliver them to close out the short positions, or loan or pledge the shares of common stock to broker-dealers that in turn may sell them.

         Such transactions may be effected by the selling shareholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling shareholders may effect such transactions by selling the common stock to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensation in the form of discounts or commissions from the selling shareholders and may receive commissions from the purchasers of the common stock for whom they may act as agent. The selling shareholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

         Southwest has agreed to bear certain expenses (excluding any underwriting fees, expenses, discounts or other costs payable to any underwriter, broker or dealer) in connection with the registration and sale of the common stock being offered by the selling shareholders, estimated to be approximately $50,000 in the absence of any underwritten public offering. In addition, Southwest has agreed to indemnify the selling shareholders against certain liabilities, including liabilities arising under the Securities Act.

         The selling shareholders and any underwriters, broker-dealers or agents that participate with the selling shareholders in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of any common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                                  LEGAL MATTERS

     The validity of the shares offered under this prospectus has been passed upon by Vinson & Elkins L.L.P., Houston, Texas.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         With respect to the unaudited financial information of Southwest and Subsidiary for the three-, six-, and nine-month periods ended March 31, 2000 and 1999, June 30, 2000 and 1999, and September 30, 2000 and 1999,
respectively, incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated April 12, 2000, July 17, 2000 and October 17, 2000, incorporated by reference herein, state that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.